UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
 § 240.13d-2(a)
(Amendment No. 33)1
Biglari Holdings Inc.
 (Name of Issuer)
Common Stock, $.50 Stated Value
 (Title of Class of Securities)
08986R101
 (CUSIP Number)
Sardar Biglari
17802 IH 10 West, Suite 400
San Antonio, Texas 78257
(210) 344-3400
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
December 20, 2017
 (Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
1          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 08986R101

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,085,699
	8	SHARED VOTING POWER 7,475
	9	SOLE DISPOSITIVE POWER 1,085,699
	10	SHARED DISPOSITIVE POWER 7,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 08986R101

1	NAME OF REPORTING PERSON The Lion Fund, L.P. (the "Lion Fund I")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 365,726
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 365,726
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 365,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 08986R101

1	NAME OF REPORTING PERSON The Lion Fund II, L.P. (the "Lion Fund II")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 679,583
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 679,583
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 679,583
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 08986R101

1	NAME OF REPORTING PERSON Biglari Capital Corp. ("BCC")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,076,327
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,076,327
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,076,327
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 08986R101

1	NAME OF REPORTING PERSON The Steak n Shake 401(k) Savings Plan (the "401(k) Plan")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,110
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,110
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 08986R101

1	NAME OF REPORTING PERSON The Steak n Shake Non-Qualified Savings Plan (the "Non-Qualified Savings Plan")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 786
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 786
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 08986R101

1	NAME OF REPORTING PERSON Philip L. Cooley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,475
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,475
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,475
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 08986R101
The following constitutes Amendment No. 33 ("Amendment No. 33") to the Schedule 13D filed by the undersigned. This Amendment No. 33 amends the Schedule 13D as specifically set forth herein.
The aggregate percentage of Shares reported owned by each person named herein is based upon 2,067,613 Shares outstanding, which is the number of Shares outstanding as of November 1, 2017, as reported in the Quarterly Report on Form 10-Q for the period ended September 30, 2017 filed by the Issuer with the Securities and Exchange Commission on November 3, 2017.
Item 3.    Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and supplemented as follows:
Subsequent to filing Amendment No. 32 on September 28, 2017, Lion Fund II acquired 25,346 Shares pursuant to the 2017 Purchase Plan defined and described in Amendment No. 32 as amended as described below, for an aggregate cost of $9,647,293. Lion Fund II used its working capital to make such purchases.
Item 4.    Purpose of Transaction.
Item 4 is hereby amended and supplemented as follows:
On December 21, 2017, the Issuer entered into an Agreement and Plan of Merger (the "Reorganization Agreement") to reorganize itself as a holding company with a dual class structure. The Reorganization Agreement was entered into among the Issuer, NBHSA Inc., an Indiana corporation and a direct, wholly owned subsidiary of the Issuer ("New BH"), and BH Merger Company, an Indiana corporation and a direct, wholly owned subsidiary of New BH ("Merger Sub"). As further described in the Current Report filed by the Issuer on Form 8-K on December 21, 2017 (the "8-K Filing"), pursuant to the Reorganization Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of New BH. Upon completion of the merger, New BH will be named "Biglari Holdings Inc." and replace the Issuer as the publicly held corporation through which its collection of businesses is conducted.
As further described in the Issuer's Form 8-K, as a result of the reorganization, the current shareholders of the Issuer will become shareholders of New BH and will receive, for every ten (10) shares of common stock of the Issuer they own immediately prior to the effective time of the reorganization, (i) ten (10) shares of Class B common stock of New BH and (ii) one (1) share of Class A common stock of New BH. In lieu of fractional shares of Class A common stock, shareholders will receive an additional share of Class B common stock for every 1/5th of one share of Class A common stock they otherwise would have received, and cash in lieu of any remaining fractional shares of Class A common stock. New BH has two classes of common stock designated Class A common stock and Class B common stock. A share of Class B common stock has economic rights equivalent to 1/5th of a share of Class A common stock, however, Class B common stock has no voting rights. Consummation of the reorganization is subject to specified conditions in the Reorganization Agreement, including approval by the Issuer's shareholders. The Issuer intends to hold a special meeting of shareholders in the first half of 2018 to vote on the Reorganization Agreement.
The foregoing disclosure is based on and qualified in its entirety by reference to the Issuer's 8-K Filing and the Reorganization Agreement filed as an exhibit thereto.
Although no person reporting beneficial ownership of Shares in this Schedule 13D is a party to the Reorganization Agreement, the Registration Statement filed by New BH on Form S-4 on December 22, 2017 (the "S-4 Filing") discloses that the reorganization and recapitalization could increase or prolong Sardar Biglari's control of the Issuer. Please see New BH’s S-4 Filing for additional information concerning the expected effects of the Reorganization, including the section captioned "Risk Factors—Risks Related to the Reorganization and Recapitalization—The reorganization and recapitalization could increase or prolong Sardar Biglari's control."
Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated as follows:

CUSIP NO. 08986R101
On November 24, 2017, Lion Fund II and J.P. Morgan Securities LLC agreed to amend the 2017 Purchase Plan. The amendment increased the total amount of Shares that can be acquired under the 2017 Purchase Plan from 80,000 Shares to 110,000 Shares.

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: December 28, 2017	THE LION FUND, L.P.

	By:	Biglari Capital Corp.
General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE LION FUND II, L.P.

	By:	Biglari Capital Corp.
General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE STEAK N SHAKE 401(K) SAVINGS PLAN
	By:	Steak n Shake Inc.
Plan Sponsor

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE STEAK N SHAKE NON-QUALIFIED SAVINGS PLAN

	By:	Steak n Shake Inc.
Plan Sponsor

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI
Individually and as Attorney-In-Fact for Philip L. Cooley